 Exhibit 99.1

China Sunergy Signs US$160 Million Financing and Credit Facility from China Development Bank

NANJING, China, August 17, 2011 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, is pleased to announce the signing of US$160 million in financing and credit facilities from China Development Bank (“CDB”) to help fund its growth.

The contracts with CDB were signed by China Sunergy’s two domestic subsidiaries, China Sunergy (Nanjing) Co., Ltd. and CEEG (Nanjing) Renewable Energy Co., Ltd., the latter of which was acquired from affiliated company CEEG in November 2010. The facilities include a combination of both long-term and short-term loans.  These credit facilities will be used in cell capacity expansion and as working capital, which will allow China Sunergy to pursue market opportunities in a timely manner and contribute to its long-term growth and competitiveness.

Mr. Stephen Cai, CEO of China Sunergy, commented: “We are very happy to have obtained this facility from China Development Bank.  The loan package is a vote of confidence from one of China’s largest and most influential banks, validating China Sunergy’s industry-leading technology, strong research and development team, and the market potential of our home country, China.  We will use this financial support to execute strategic business plans and further implement our leading technology.  Despite the challenging market environment in recent months, the bank made available the facility to us based on the knowledge that this industry is heading towards its sustainable future of grid parity.  CDB is thinking ahead to provide the needed capital to Chinese solar manufacturers to help position them for future growth.”

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Xiaoxiao Nina Zhan Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

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